SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Interim Financial Statements

Net Serviços de Comunicação S.A.

September 30, 2013

With Independent Auditor’s Review Report on individual

and consolidated interim financial statements

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Interim financial statements

September 30, 2013

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial statements

To the Management and Shareholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial statements contained in the Quarterly Information Form (ITR) of Net Serviços de Comunicação S.A. (“Company”)for the quarter ended on September 30, 2013, which comprises the balance sheet as of September 30, 2013 and the related statements of income and comprehensive income, for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including the accompanying notes.

Management is responsible for the preparation of the individual interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements, and the consolidated interim financial information in accordance with CPC 21 (R1) and with international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission  (“Comissão de Valores Mobiliários” or “CVM”), applicable to the preparation of Quarterly Information Form (ITR). Our responsibility is to express a conclusion on the interim financial statements based on our review.

Scope of review

We have conducted our review according to the Brazilian and International standards of review for interim information (NBC TR 2410 – “Revisão de Informações Intermediárias Executada pelo Auditor da Entidade” and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of making queries, especially to those responsible for financial and accounting matters and the application of analytical procedures and other review procedures.

The scope of a review is significantly smaller than the scope of an audit conducted in accordance with the audit standards and, consequently, it did not allow us to obtain assurance that we were aware of all significant matters which could be identified in an audit. Consequently, we did not express an audit opinion.

Conclusion on the individual interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1), applicable to the preparation of the Quarterly Information Form (ITR), and presented consistently with the standards issued by CVM.

Conclusion on the consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information Form (ITR), and presented consistently with the standards issued by the CVM.

Other matters

Interim statements of value added

We have also reviewed, the individual and consolidated interim statements of value added, related to the nine-month period ended on September 30, 2013, prepared under the Company’s management responsibility, and whose presentation in the interim financial statements is required according to the standards issued by the CVM applicable to the preparation of the Quarterly Information Form (ITR), and considered as supplementary information by the IFRSs, which do not require the presentation of the statement of value added. These statements were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material aspects, consistently with the individual and consolidated interim financial statements as a whole.

Audit and review of comparative amounts of previous year

The Quarterly Information Form (ITR) mentioned in the first paragraph above include the financial information corresponding to the Company’s income, comprehensive income, changes in equity, cash flows and value added related to the three- and/or nine-month period ended September 30, 2012, that were obtained from the Quarterly Information Form (ITR), and those related to the balance sheet as of December 31, 2012, that were obtained from the financial statements as of December 31, 2012, presented for comparative purposes. The review of the Quarterly Information Form (ITR) as of September 30, 2012 and the audit of the financial statements for the year ended December 31, 2012, were conducted under the responsibility of other independent auditors, who issued review and audit reports dated October 23, 2012 and February 06, 2013, respectively, with no qualifications.

São Paulo, October 22, 2013.

Ernesto Rubens Gelbcke
CRC Nº SP-013002/O-3	CTCRC Nº 1SP-071189/O-6

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of income

Three-and nine-month periods ended September 30, 2013 and 2012

 (In thousands of reais, except for earnings per share)

		Controlling company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2013	2012	2013	2012
Net revenues	4	1,317,803	1,055,188	3,766,342	3,033,284
Cost of services rendered	5/7	(939,577)	(675,292)	(2,581,805)	(1,910,004)
Gross profit		378,226	379,896	1,184,537	1,123,280

Operating expenses
Selling expenses	7	(192,609)	(146,467)	(533,959)	(408,358)
General and administrative expenses	7	(108,691)	(122,435)	(316,739)	(369,943)
Other	7	(19,440)	(14,101)	(49,139)	(42,377)
		(320,740)	(283,003)	(899,837)	(820,678)

Investments in subsidiaries
Equity pick-up	13	(41,530)	80,614	98,697	211,858
		(41,530)	80,614	98,697	211,858

Operating profit		15,956	177,507	383,397	514,460

Finance results
Finance expenses	6	(79,620)	(51,891)	(274,284)	(249,673)
Finance income	6	19,681	14,218	49,597	61,674
		(59,939)	(37,673)	(224,687)	(187,999)

Income (loss) before income taxes and social contribution		(43,983)	139,834	158,710	326,461

Income tax
Current	12	(2)	(16)	132	1,746
Deferred	12	89,459	(31,800)	43,494	(76,024)
		89,457	(31,816)	43,626	(74,278)
Income (loss) for the period		45,474	108,018	202,336	252,183

Basic and diluted earnings per share – common	23	0.12	0.30	0.55	0.69
Basic and diluted earnings per share – preferred	23	0.14	0.32	0.61	0.76

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of income

Three-and nine-month periods ended September 30, 2013 and 2012

(In thousands of reais)

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2013	2012	2013	2012
Net revenues	4	2,471,408	2,029,153	7,082,359	5,794,932
Cost of services rendered	5/7	(1,700,332)	(1,288,056)	(4,740,336)	(3,688,547)
Gross profit		771,076	741,097	2,342,023	2,106,385

Operating expenses
Selling expenses	7	(290,332)	(232,369)	(810,261)	(653,111)
General and administrative expenses	7	(263,063)	(248,710)	(751,477)	(727,314)
Other	7	(42,137)	(28,136)	(101,212)	(80,463)
		(595,532)	(509,215)	(1,662,950)	(1,460,888)

Operating profit		175,544	231,882	679,073	645,497

Finance results
Finance expenses	6	(129,967)	(86,764)	(422,058)	(344,764)
Finance income	6	26,264	19,431	62,644	83,430
		(103,703)	(67,333)	(359,414)	(261,334)

Profit before income taxes and social contribution		71,841	164,549	319,659	384,163

Income tax
Current	12	(18,124)	(29,831)	(64,563)	(73,024)
Deferred	12	(8,243)	(26,700)	(52,760)	(58,956)
		(26,367)	(56,531)	(117,323)	(131,980)
Profit for the period		45,474	108,018	202,336	252,183

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income

Three-and nine-month periods ended September 30, 2013 and 2012

(In thousands of reais)

	Controlling company and Consolidated
	Three-month period ended September 30		Nine-month period ended September 30
	2013	2012	2013	2012
Profit for the period	45,474	108,018	202,336	252,183
Other comprehensive income	-	-	-	-
Comprehensive income	45,474	108,018	202,336	252,183

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

September 30, 2013 and December 31, 2012

(In thousands of reais)

		Controlling company		Consolidated
	Notes	09/30/2013	12/31/2012	09/30/2013	12/31/2012
ASSETS
Current
Cash and cash equivalents	8	64,006	17,270	72,351	38,404
Trade accounts receivable	9	716,748	400,103	1,033,059	757,254
Inventories	10	59,651	38,669	103,310	68,697
Related parties	19	26,361	32,576	-	-
Programming receivable from subsidiaries	19	34,990	48,529	-	-
Recoverable taxes	12	55,362	63,117	57,296	77,115
Prepaid expenses		25,408	19,929	27,823	27,818
Interest on equity	19	13,952	75,388	-	-
Prepaid rights for use	19	132,181	118,785	164,775	167,004
Other current assets		17,966	9,901	32,334	21,034
Total current assets		1,146,625	824,267	1,490,948	1,157,326

Non-current
Long-term receivables
Judicial deposits	11	103,435	66,490	157,020	123,396
Related parties	19	101,654	157,711	-	-
Deferred taxes	12	879,922	-	1,041,665	283,824
Recoverable taxes	12	4,942	4,060	6,505	5,682
Prepaid rights for use	19	21,771	107,017	27,140	150,459
Other non-current assets		5,088	2,192	5,806	4,434
		1,116,812	337,470	1,238,136	567,795

Investments	13	849,247	1,114,872	-	-
Property, plant and equipment	14	5,411,980	3,175,988	7,138,561	5,594,753
Intangible assets	15	2,505,984	2,397,584	2,529,989	2,439,306

Total non-current assets		9,884,023	7,025,914	10,906,686	8,601,854

Total assets		11,030,648	7,850,181	12,397,634	9,759,180

		Controlling company		Consolidated
	Notes	09/30/2013	12/31/2012	09/30/2013	12/31/2012
LIABILITIES
Current
Trade accounts payable	16	762,843	608,332	956,111	907,083
Accounts payable – programming suppliers	17	189,191	129,071	236,281	189,460
Taxes payable	12	72,528	36,528	100,362	93,994
Payroll and related charges		228,947	167,134	282,641	243,089
Debt	18	806,214	756,361	859,421	814,868
Related parties	19	1,526,313	113,982	1,512,054	127,142
Deferred revenues	19	138,479	114,939	197,394	201,283
Unrealized losses on derivatives		-	4,102	-	4,102
Other current liabilities		37,542	17,655	52,156	38,730
Total current liabilities		3,762,057	1,948,104	4,196,420	2,619,751

Non-current
Deferred taxes	12	-	164,422	-	164,422
Debt	18	955,518	792,197	1,270,785	1,117,969
Deferred revenues	19	34,222	114,221	51,388	201,099
Related parties	19	190,854	3,929	680,000	680,000
Provisions	20	312,296	227,122	423,340	375,753
Other non-current liabilities		16,801	18,645	16,801	18,645
Total non-current liabilities		1,509,691	1,320,536	2,442,314	2,557,888

Equity
Share capital	21	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		1,102,418	152,122	1,102,418	152,122
Accumulated deficit		(942,838)	(1,169,901)	(942,838)	(1,169,901)
		5,758,900	4,581,541	5,758,900	4,581,541

Total liabilities and equity		11,030,648	7,850,181	12,397,634	9,759,180

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity

Nine-month periods ended September 30, 2013 and 2012

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Share premium	Special goodwill reserve	Share premium	Accumulated deficit	Total
Balances on December 31, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Profit for the period	-	-	-	-	-	-	-	-	252,183	252,183

Balances on September 30, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,312,466)	4,440,022

Balances on December 31, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	88,475	54,945	(1,169,901)	4,581,541

Special reserve of goodwill from the merger of GB Empreendimentos e Participações S.A.	-	-	-	-	-	-	975,023	-	-	975,023

Transfer of goodwill special reserve for unused accumulated losses	-	-	-	-	-	-	(24,727)	-	24,727	-

Profit for the period	-	-	-	-	-	-	-	-	202,336	202,336

Balances on September 30, 2013	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	1,038,771	54,945	(942,838)	5,758,900

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flow

Nine-month period ended September 30, 2013 and 2012

(In thousands of reais)

	Controlling company		Consolidated
	Nine-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Net cash flows from operating activities
Profit for the period	202,336	252,183	202,336	252,183
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity pick-up	(98,697)	(211,858)	-	-
Monetary and exchange rate variations, net	95,937	63,819	108,934	98,956
Interest expense on borrowing	91,917	88,211	157,062	116,915
Depreciation and amortization	720,612	547,176	1,240,522	942,587
Gain on derivative financial instruments	(746)	(619)	(746)	(619)
Deferred income taxes and social contribution	(43,494)	76,024	52,760	58,956
Loss on disposal of property, plant and equipment	1,277	607	3,087	1,808
Provisions	29,030	8,414	53,959	29,278

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(128,883)	(105,799)	(275,805)	(192,501)
(Increase) decrease in inventories	(9,033)	(17,081)	(24,006)	(18,149)
(Increase) decrease in recoverable taxes	60,253	63,458	60,908	92,217
(Increase) decrease in prepaid expenses	(2,874)	(4,999)	(5)	(2,510)
(Increase) decrease in other assets	14,184	23,835	(46,297)	(6,326)
Increase (decrease) in suppliers and programming	26,681	238,689	302,244	451,144
Increase (decrease) in fiscal obligations	(18,283)	(3,136)	6,368	571
Increase (decrease) in payroll and related charges	25,539	(7,748)	39,552	281
Increase (decrease) in deferred revenues	(87,432)	(89,389)	(154,215)	(157,877)
Increase (decrease) in provisions and other accounts payable	(29,988)	26,558	(17,260)	(3,346)
Dividend and interest on own equity received	140,388	576,600	-	-
Net cash provided by operating activities	988,724	1,524,945	1,709,398	1,663,568

Cash flow from investing activities
Capital increase	(69,977)	-	-	-
Acquisition of business, net of cash received	-	(1,043)	-	(1,043)
Acquisition of property, plant and equipment and intangible assets	(1,738,518)	(1,172,610)	(2,764,441)	(1,974,976)
Cash proceeds from the sale of property, plant and equipment	119	138	142	168
Net cash used in investing activities	(1,808,376)	(1,173,515)	(2,764,299)	(1,975,851)

Cash flow from financing activities
Debt
Proceeds	784,654	3,383	861,564	7,057
Repayments of principal	(714,127)	(617,650)	(731,736)	(783,719)
Repayments of interest	(91,780)	(107,222)	(131,680)	(130,927)

Related parties
Proceeds	1,352,494	437,615	1,090,700	680,000
Payments	(464,853)	(424,357)	-	-
Net cash used in financing activities	866,388	(708,231)	1,088,848	(227,589)

Net decrease in cash and cash equivalents	46,736	(356,801)	33,947	(539,872)

Cash and cash equivalents at the beginning of the period	17,270	391,638	38,404	721,178
Cash and cash equivalents at the end of the period	64,006	34,837	72,351	181,306
	46,736	(356,801)	33,947	(539,872)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	869	339	63,471	57,305

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of value added

Nine-month period ended September 30, 2013 and 2012

(In thousands of reais)

	Controlling company		Consolidated
	Nine-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
1. Generation of value added
Rendering of services	4,592,062	3,675,439	8,618,334	7,019,173
Other revenues	5,250	12,589	11,682	20,539
Revenue from the construction of own assets	15,919	13,540	26,967	25,566
Allowance for doubtful accounts	(59,084)	(33,839)	(99,736)	(57,907)
	4,554,147	3,667,729	8,557,247	7,007,371
2. ( - ) Inputs
Cost of services rendered	(1,018,058)	(790,838)	(2,041,312)	(1,646,911)
Materials, energy and other outsourced services	(927,522)	(720,411)	(1,820,943)	(1,507,482)
Other	(51,153)	(43,326)	(79,013)	(64,768)
	(1,996,733)	(1,554,575)	(3,941,268)	(3,219,161)

3. Gross value added (1-2)	2,557,414	2,113,154	4,615,979	3,788,210

4. (-) Depreciation and amortization	(720,612)	(547,176)	(1,240,522)	(942,587)

5. Net value added generated (3-4)	1,836,802	1,565,978	3,375,457	2,845,623

6. Transferred value added received
Equity pick-up	98,697	211,858	-	-
Finance income	52,158	62,054	65,955	85,924
	150,855	273,912	65,955	85,924

7. Net value added for distribution(5+6)	1,987,657	1,839,890	3,441,412	2,931,547

8. Distribution of value added
Personnel:
Direct Compensation	363,454	311,218	546,787	453,107
Benefits	74,335	66,806	129,478	109,705
FGTS	27,014	23,951	40,503	34,812
Other	4,765	13,982	7,416	23,125
	469,568	415,957	724,184	620,749
Government:
Federal	286,726	335,934	813,321	667,312
State	654,815	510,427	1,114,238	914,226
Municipal	9,914	8,639	16,470	12,768
	951,455	855,000	1,944,029	1,594,306
Third party capital:
Finance income and expenses	149,008	140,954	255,923	213,615
Rental	102,805	79,282	166,203	134,444
Monetary and foreign exchange rate variations	112,485	96,514	148,737	116,250
	364,298	316,750	570,863	464,309
Equity:
Profit for the period	202,336	252,183	202,336	252,183
Total	1,987,657	1,839,890	3,441,412	2,931,547

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and it is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

In September 2013, the Company launched the Combo Multi, including mobile telephony, in partnership with Claro S.A., a subsidiary of América Móvil, to its portfolio in telecommunications services. See more details in note 19.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

1.      Corporate information – continued

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s individual and consolidated interim financial statements for the three and nine-month periods ended September 30, 2013 and 2012 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s interim financial statements.

The interim financial statements for the three and nine-month period ended September 30, 2013 and 2012 were prepared in accordance with CPC 21 (R1) – Interim Financial Statements and IAS 34 - Interim Financial Reporting (consolidated). The 2013 figures presented in the financial statements of the parent company are not comparable with the 2012 comparative figures, due to the mergers occurred during the three-month period ended September 30, 2013, as described in note 12.

The Company has adopted all standards, revised standards, interpretations and orientations issued by CPC and IASB that were effective on September 30, 2013.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

2.    Basis of preparation and presentation of the interim financial statements

In relation to the standards IAS 1 (R) - Presentation of Financial Statements, IAS 19 (R) - Employee Benefits, IAS 32 (R) - Compensation of Financial Assets and Financial Liabilities, IFRS 1 (R) - First Time Adoption of IFRS, IFRS 7 (R) - Financial Instruments: Disclosures, IFRS 9 - Financial Instruments: Classification and Measurement,  IFRS 10 Consolidated Financial Statements,  IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) were issued (new standards) and / or revised by the IASB prior to 2012 and whose applications became effective for fiscal years beginning on or after January 1, 2013, the Company evaluate that the adoption of such standards did not have any impact on its interim financial statements, the Company adopted the referred pronouncements (when applicable) and evaluated that the adoption of these pronouncements did not impact its individual and consolidated financial statements.

Information for three- and nine-month periods ended September 30, 2013 and 2012 were not audited, although they were reviewed by independent auditors in accordance with Brazilian and International Standards of review of interim (NBC TR 2410 - Review Interim Information Performed by the Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).

On October 22, 2013, the Board of Directors approved the Company’s individual and consolidated financial statements and authorized the related disclosure thereof. The Company's Board of Directors has power to amend the individual and consolidated interim financial statements after its issuance.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 2 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

3. Accounting practices

The interim financial statements have been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended December 31, 2012.

Regarding the accounting estimates in three-month-period ended September 30, 2013, the Company's management, based on studies conducted in conjunction with independent experts, reviewed the estimated useful lives of the following assets:

Descrption	Previous useful life	Reviewd useful life
Installations	6 years	5 years
Terminals	5 years	3 to 4 years

This change in estimate in the income for the three- and nine-month periods ended September 30, 2013 resulted in an increase of depreciation expenses in the amount of R$46,454 (Controlling company) and R$ 90,784 (consolidated).

4. Net revenues

	Controlling company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Gross revenues	1,670,065	1,329,219	4,742,276	3,811,975
Taxes on rendering of services	(294,667)	(226,829)	(825,720)	(642,155)
Discounts and cancellations	(57,595)	(47,202)	(150,214)	(136,536)
Net revenues	1,317,803	1,055,188	3,766,342	3,033,284

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Gross revenues	3,127,335	2,544,251	8,903,157	7,261,499
Taxes on rendering of services	(546,011)	(432,505)	(1,535,975)	(1,224,241)
Discounts and cancellations	(109,916)	(82,593)	(284,823)	(242,326)
Net revenues	2,471,408	2,029,153	7,082,359	5,794,932

For the three and nine-month periods ended September 30, 2013, the natures of taxes levied on sales have not significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2012.

All the Company’s revenues are generated in Brazil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

5. Cost of services rendered

	Controlling company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012

Programming costs	(282,033)	(218,973)	(785,558)	(614,527)
Materials and maintenance	(18,463)	(10,521)	(43,138)	(32,944)
Personnel	(104,682)	(75,025)	(276,313)	(220,273)
Pole rental	(21,700)	(8,339)	(60,708)	(42,323)
Depreciation	(237,469)	(131,558)	(562,537)	(369,470)
Amortization	(31,794)	(29,761)	(93,320)	(89,412)
Third party services	(123,170)	(91,950)	(385,940)	(243,449)
Network electrical power	(9,385)	(7,984)	(28,366)	(25,824)
Telecommunications	(57,219)	(60,620)	(198,742)	(150,345)
Other	(53,662)	(40,561)	(147,183)	(121,437)
	(939,577)	(675,292)	(2,581,805)	(1,910,004)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012

Programming costs	(581,372)	(465,705)	(1,639,052)	(1,329,243)
Materials and maintenance	(31,119)	(22,270)	(79,367)	(70,160)
Personnel	(172,295)	(121,544)	(461,128)	(361,770)
Pole rental	(31,337)	(13,067)	(89,234)	(66,027)
Depreciation	(432,370)	(247,903)	(1,027,299)	(706,972)
Amortization	(43,734)	(41,702)	(129,141)	(125,232)
Third party services	(205,436)	(175,814)	(667,691)	(498,776)
Network electrical power	(14,992)	(12,624)	(45,157)	(40,332)
Telecommunications	(101,409)	(120,303)	(359,918)	(278,012)
Other	(86,268)	(67,124)	(242,349)	(212,023)
	(1,700,332)	(1,288,056)	(4,740,336)	(3,688,547)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

6. Finance results

	Controlling company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Finance Income:
Interest on loans to subsidiaries and associated companies	2,913	1,664	8,264	11,461
Interest on cash and cash equivalents	894	634	2,689	8,823
Interest on prepaid rights for use	9,786	9,292	29,000	27,510
Interest and fines on late monthly payments (*)	5,036	2,428	7,352	12,285
Other	1,052	200	2,292	1,595
	19,681	14,218	49,597	61,674
Finance Expenses:
Finance charges on loans and debentures	(34,325)	(17,431)	(92,344)	(77,065)
Monetary exchange rate variation on debt	(4,806)	(3,393)	(66,966)	(54,884)
Finance charges and monetary exchange	(22,487)	(16,868)	(49,069)	(60,954)
Finance charges and monetary variations on contingencies, suppliers, accounts payable and other	(12,199)	(8,281)	(51,404)	(43,775)
Gain (losses) on derivatives	208	(157)	746	619
IOF tax on intercompany transactions	(1,234)	(416)	(2,748)	(2,868)
PIS and COFINS taxes on interest income	(2,487)	(417)	(4,931)	(1,163)
Other	(2,290)	(4,928)	(7,568)	(9,583)
	(79,620)	(51,891)	(274,284)	(249,673)
Total	(59,939)	(37,673)	(224,687)	(187,999)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Finance Income:
Interest on cash and cash equivalents	1,782	2,382	5,845	24,231
Interest on prepaid rights for use	13,758	13,064	40,772	38,677
Interest and fines on late monthly payments (*)	9,219	3,765	12,288	18,540
Other	1,505	220	3,739	1,982
	26,264	19,431	62,644	83,430
Finance Expenses:
Finance charges on loans and debentures	(36,506)	(20,344)	(98,797)	(92,638)
Monetary exchange rate variation on debt	(4,806)	(3,393)	(66,966)	(54,884)
Finance charges and monetary exchange	(60,253)	(43,232)	(158,877)	(131,345)
Finance charges and monetary variations on contingencies, suppliers, accounts payable and other	(20,436)	(11,465)	(75,992)	(46,432)
Gain (losses) on derivatives	208	(157)	746	619
IOF tax on intercompany transactions	(1,342)	(1,733)	(4,378)	(4,735)
PIS and COFINS taxes on interest income	(2,968)	(763)	(6,239)	(2,112)
Other	(3,864)	(5,677)	(11,555)	(13,237)
	(129,967)	(86,764)	(422,058)	(344,764)
Total	(103,703)	(67,333)	(359,414)	(261,334)

(*)Financial discounts provided, which were previously presented separately in the financial expenses group, were reclassified to this heading in the current period.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

7. Expenses and costs by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling company
	Three -month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Programming costs	(282,033)	(218,973)	(785,558)	(614,527)
Other costs	(84,002)	(52,032)	(224,893)	(178,738)
Third party services	(269,087)	(205,657)	(788,042)	(561,430)
Depreciation and amortization	(289,574)	(191,243)	(720,612)	(547,176)
Employee benefits expenses	(195,482)	(157,924)	(528,432)	(461,243)
Telecommunication expenses	(75,924)	(68,602)	(272,010)	(175,952)
Commercial expenses	(57,831)	(49,655)	(137,696)	(142,693)
Other	(6,384)	(14,209)	(24,399)	(48,923)
	(1,260,317)	(958,295)	(3,481,642)	(2,730,682)
Classified as:
Cost of services rendered	(939,577)	(675,292)	(2,581,805)	(1,910,004)
Selling expenses	(192,609)	(146,467)	(533,959)	(408,358)
General and administrative expenses	(108,691)	(122,435)	(316,739)	(369,943)
Other	(19,440)	(14,101)	(49,139)	(42,377)
	(1,260,317)	(958,295)	(3,481,642)	(2,730,682)

	Consolidated
	Three -month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Programming costs	(581,372)	(465,705)	(1,639,052)	(1,329,243)
Other costs	(127,062)	(85,110)	(351,423)	(302,785)
Third party services	(404,893)	(343,425)	(1,222,734)	(970,757)
Depreciation and amortization	(501,853)	(326,946)	(1,240,522)	(942,587)
Employee benefits expenses	(292,865)	(229,369)	(799,186)	(681,405)
Telecommunication expenses	(124,349)	(130,732)	(446,451)	(312,644)
Commercial expenses	(100,482)	(86,220)	(256,752)	(245,550)
Other	(162,988)	(129,764)	(447,166)	(364,464)
	(2,295,864)	(1,797,271)	(6,403,286)	(5,149,435)
Classified as:
Cost of services rendered	(1,700,332)	(1,288,056)	(4,740,336)	(3,688,547)
Selling expenses	(290,332)	(232,369)	(810,261)	(653,111)
General and administrative expenses	(263,063)	(248,710)	(751,477)	(727,314)
Other	(42,137)	(28,136)	(101,212)	(80,463)
	(2,295,864)	(1,797,271)	(6,403,286)	(5,149,435)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Cash and banks	8,802	12,993	17,147	28,051
Banking deposit certificates	19,329	4,258	19,329	4,337
Investment funds	35,875	19	35,875	6,016
	64,006	17,270	72,351	38,404

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 8 of the financial statements for the year ended December 31, 2012.

9. Trade receivables

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Trade receivables	810,408	455,778	1,164,751	859,083
(-) Allowance for doubtful accounts	(93,660)	(55,675)	(131,692)	(101,829)
	716,748	400,103	1,033,059	757,254

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Due	409,883	231,026	592,132	436,601

Overdue:
Up to 30 days	266,987	137,883	385,019	264,964
31 – 60 days	27,699	22,092	38,420	39,079
61 – 90 days	22,613	15,886	31,220	27,496
91- 180 days	83,226	48,891	117,960	90,943
	810,408	455,778	1,164,751	859,083

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated
Balances at December 31, 2012	(55,675)	(101,829)
Credits provisioned during the period	(59,084)	(99,736)
Credits written off during the period	42,660	69,873
Balances at September 30, 2013	(93,660)	(131,692)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

10. Inventories

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Material for network maintenance	36,537	19,810	42,393	24,978
Material for technical assistance	23,114	18,859	60,917	43,719
	59,651	38,669	103,310	68,697

During the three and nine-month periods ended September 30, 2013, R$12,697 and R$30,878, respectively, (R$10,521 and R$32,944 during the three and nine-month periods ended September 30, 2012) consumed for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$21,628 and R$56,470 (R$22,270 and R$70,160 during the three and nine-month periods ended September 30, 2012) in the consolidated.

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Labor	28,116	11,685	35,918	20,165
Civil	8,292	3,051	10,908	9,042
Lease of poles and ducts and copyright payable	38,050	32,867	75,297	65,973
Tax	28,977	18,887	34,897	28,216
	103,435	66,490	157,020	123,396

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

12. Income tax

a.    Income tax and social contribution

	Controlling company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Current income tax and social contribution expenses	(2)	(16)	132	1,746

Deferred income tax and social contribution on:
Tax losses and negative tax basis of social contribution	182,001	-	182,001	-
Temporary differences:
- Fiscal credits on goodwill	(18,115)	(34,263)	(87,106)	(102,789)
- Amortization of intangible and property, plant and equipment	620	4,118	1,718	12,305
- Estimated average tax rate	(59,364)	(11,371)	(61,249)	(11,964)
- Provisions and other	(15,683)	9,716	8,130	26,424
Total deferred income tax	89,459	(31,800)	43,494	(76,024)
Tax expenses	89,457	(31,816)	43,626	(74,278)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Current income tax and social contribution expenses	(18,124)	(29,831)	(64,563)	(73,024)

Deferred income tax and social contribution on:
Tax losses and negative tax basis of social contribution	(10,587)	(12,754)	(30,634)	(36,209)
Temporary differences:
- Fiscal credits on goodwill	(18,115)	(34,263)	(87,106)	(102,789)
- Amortization of intangible and property, plant and equipment	620	4,118	1,718	12,305
- Estimated average tax rate	32,040	(12)	44,914	27,458
- Provisions and other	(12,201)	16,211	18,348	40,279
Total deferred income tax	(8,243)	(26,700)	(52,760)	(58,956)
Tax expenses	(26,367)	(56,531)	(117,323)	(131,980)

The income taxes and social contribution expense was calculated based on the estimated annual tax average rate of 27.49% in the case of the controlling company’s interim financial statements and (36.70%) in the case of the consolidated interim financial statements, which were reviewed by the management in order to reflect the updated projections for the end of the current fiscal year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

12. Income tax – continued

a.    Income tax and social contribution – continued

Amounts reported as income tax expense in the income statements are reconciled to the rates as follows:

	Controlling company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012

Profit before income taxes and social contribution	(43,983)	139,834	158,710	326,461

Income taxes and social contribution at the nominal rate of 34%	14,954	(47,544)	(53,961)	(110,997)

(Additions) / exclusions:
Income tax and social contribution on equity	(14,120)	27,409	33,557	72,032
Income tax and social contribution on interest on equity	(6,911)	-	(11,982)	-
Income tax and social contribution on nondeductible expenses	(556)	(287)	(1,907)	(987)

Other reconciling items:
Unrecorded current period tax losses	3,674	(3,464)	(21,484)	(25,515)
Unrecorded tax losses generated in previous and recorded in 2013	148,584	-	148,584	-
Estimated tax rate	(59,364)	(11,371)	(61,249)	(11,964)
Other	3,196	3,441	12,068	3,153
Income tax and social contribution for the period	89,457	(31,816)	43,626	(74,278)
Effective tax rate	(203,39%)	(22,75%)	27,49%	(22,75%)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012

Profit before income taxes and social contribution	71,841	164,549	319,659	384,163

Income taxes and social contribution at the nominal rate of 34%	(24,426)	(55,947)	(108,684)	(130,615)

(Additions) / exclusions:
Income taxes and social contribution on permanently nondeductible expenses	(2,390)	(383)	(3,937)	(1,278)

Other reconciling items:
Unrecorded current period tax losses	3,689	(3,283)	(21,484)	(26,874)
Tax losses generated in previous and recorded in 2013	148,584	-	148,584	-
Write off tax losses by mergers	(185,397)	-	(185,397)	-
Estimated tax rate	32,040	(12)	44,914	27,458
Other	1,533	3,094	8,681	(671)
Income taxes and social contribution for the period	(26,367)	(56,531)	(117,323)	(131,980)
Effective rate	(36,70%)	(34,36%)	(36,70%)	(34,36%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

12. Income tax – continued

b.    Deferred and recoverable tax

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Recoverable tax:
Withhold income tax	10,449	18,306	10,579	19,639
Federal tax	18,315	12,466	20,068	18,939
State tax	29,912	34,576	31,475	36,245
Other	1,628	1,829	1,679	7,974
	60,304	67,177	63,801	82,797
Current	55,362	63,117	57,296	77,115
Non-current	4,942	4,060	6,505	5,682

Tax obligations
Federal tax payable	41,338	31,296	62,319	63,366
State tax payable	27,417	2,460	33,516	26,555
Municipal tax payable	3,773	2,772	4,527	4,073
	72,528	36,528	100,362	93,994

Deferred taxes:

Income taxes and Social contribution assets:
Fiscal credits arose by the merger of GB Empreendimentos e Participações S.A.	958,773		958,773
Net operating losses carryforward	182,001	-	184,001	214,967
Temporary differences
Civil, tax and labor provisions	74,242	57,999	93,603	79,952
Allowance for doubtful accounts	33,541	19,971	46,304	36,174
Provision for profit sharing	39,078	37,157	45,370	50,296
Foreign exchange and derivative losses	43,503	22,235	55,506	28,004
Property, plant and equipment, inventories and trade accounts payables	79,364	65,889	82,781	77,668
Estimated average tax rate and other	(61,249)	25	44,914	39
	208,479	203,276	368,478	272,133

	1,349,253	203,276	1,511,252	487,100

Income taxes and Social contribution liabilities:
Temporary differences
Tax credit on goodwill	(336,934)	(233,578)	(336,934)	(233,578)
Intangible	(131,356)	(133,880)	(131,356)	(133,880)
Property, plant and equipment	-	803	-	803
Other	(1,041)	(1,043)	(1,297)	(1,043)
	(469,331)	(367,698)	(469,587)	(367,698)

	879,922	(164,422)	1,041,665	119,402

Non-current assets	879,922	-	1,041,665	283,824
Non-current liabilities	-	(164,422)	-	(164,422)
	879,922	(164,422)	1,041,665	119,402

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

12. Income tax – continued

b.          Deferred and recoverable tax – continued

	Controlling company			Consolidated
Changes in deferred income tax and social contribution deferred assets	Net operating losses carry forward	Temporary differences	Total	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2012	-	-	-	214,967	68,857	283,824
Addition	182,001	40,974	222,975	182,001	186,777	368,778
Fiscal credits aronsen by the merger of GB Empreendimentos e Participações S.A.	-	975,023	975,023	-	975,023	975,023
Addition by mergers of subsidiaries	-	25,827	25,827	-	-	-
Write-offs	-	(77,847)	(77,847)	(212,967)	(107,090)	(320,057)
Reclassification of deferred tax liabilities	-	(266,056)	(266,056)	-	(265,903)	(265,903)
Balances at September 30, 2013	182,001	697,921	879,922	184,001	857,664	1,041,665

Changes in deferred income tax and social contribution deferred liabilities	Controlling company	Consolidated
	Temporary differences
Balances at December 31, 2012	164,422	164,422
Addition	103,356	103,356
Write-offs	(1,722)	(1,875)
Reclassification of deferred tax assets	(266,056)	(265,903)
Balances at September 30, 2013	-	-

Fiscal credits arose by the merger of GB Empreendimentos e Participações S.A.

On August 30, 2013, the Company merged GB Empreendimentos e Participações S.A. ("GB"), a company formerly controlled by Embrapar and until then, the parent company of the Company, in order to simplify the organizational structure of its investments, leverage synergies, reduce operating costs and other benefits.

Considering that the equity of GB consisted exclusively of investment in the Company, the merger of GB by the Company did not result in a capital increase. Consequently the participation that Embrapar and its subsidiary Embratel held indirectly in the Company through the GB, now is directly held, simplifying the structure of the corporate group.

Through this reverse merger, the Company succeeded in the GB right of amortization for tax purposes, of a benefit in the amount of R $ 975.023. According to CVM Instruction 319 and related explanatory note issued by CVM, as well as technical interpretation ICPC09 (R1) issued by the CPC, the referred deferred tax asset was recorded as a heading called "special reserve of goodwill arose from the merger of GB" in equity.

In September 2013, the Company initiated the use of tax credits resulting from this reverse merger, adopting the linear amortization within 60 months.

During the period ended September 30, 2013, the Company amortized tax credits in the amount of R$16,250.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

12. Income tax – continued

b.          Deferred and recoverable tax – continued

Estimated realization of deferred tax assets on September 30, 2013, is determined based on the projection of future taxable income, as follows:

	Controlling company	Consolidated
2013	214,791	296,099
2014	286,531	339,526
2015	217,916	238,417
2016	219,653	226,848
2017	219,806	219,806
2018 to 2022	190,556	190,556
	1,349,253	1,511,252

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

12. Income tax – continued

b.   Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
09/30/2013			12/31/2012			09/30/2013			12/31/2012
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,787,316	2,054,558	-	1,616,071	1,917,235	-	2,052,411	2,320,244	-	2,510,402	2,833,622	-

Tax credit (25%/9%)

446,829	184,910	631,739	404,018	172,551	576,569	513,103	208,822	721,925	627,601	255,026	882,627

Recognized tax credit

(136,667)	(45,334)	(182,001)	-	-	-	(138,138)	(45,863)	(184,001)	(156,070)	(58,897)	(214,967)

Non-recognized tax credit

310,162	139,576	449,738	404,018	172,551	576,569	374,965	162,959	537,924	471,531	196,129	667,660

The merger of the subsidiaries Net Rio Ltda., Net Brasilia Ltda. and Jacarei Cabo S.A. on September 30, 2013 and the expected merger of Net São Paulo Ltda., on October 31, 2013 (see note 26) led to a loss of the right of compensation in their annual taxable income of loss carryforwards in these entities, in the amount of R$185,397. In contrast, the Company’s management has recognized deferred taxes on tax loss carryforwards in the controlling company in the amount of R$182,001, considering that the taxable income projections of the merged companies demonstrate the feasibility of recovering these tax credits. At the close of the current fiscal year the Administration will review its assessment of the prospects for recovery of the balance of deferred tax assets not yet recognized.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 12 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

13. Investments

Detailed information about the composition, changes as well relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	% Interest	Balances on 12/31/2012	Capital increase	write-off by merger	Interests on equity	Dividends	Equity	Balances on 09/30/2013
Investments in subsidiaries:
Net São Paulo Ltda,	100%	575,014	-	-	(16,414)	(65,000)	152,626	646,226
Net Rio Ltda, (*)	-	237,827	63,649	(264,666)	(10,511)	-	(26,299)	-
Net Brasília Ltda, (*)	-	207,502	22,076	(191,618)	(8,316)	-	(29,644)	-
Reyc Comércio e Participações Ltda,	100%	80,351	120,538	-	-	-	(2,207)	198,682
Jacareí Cabo Ltda, (*)	-	11,097	-	(14,060)	-	-	2,963	-
Outros	100%	3,081	-	-	-	-	1,258	4,339
		1,114,872	206,263	(470,344)	(35,241)	(65,000)	98,697	849,247

(*) Companies incorporated by parent company Net Serviços de Comunicação S.A. on September 30, 2013.

On March 26, 2013, the subsidiaries Net São Paulo Ltda., paid dividends to the controlling company Net Serviços (related to the year ended on December 31, 2012) in the amount of R$ 65,000. In the same date, the Company increased capital on its subsidiaries Net Rio, Net Brasilia Ltda. and Reyc Comércio e Participação Ltda., using intercompanies loans in the amount of R$136,286 and cash and cash equivalents in the amount of R$69,977.

In continuity with the corporate restructuring process announced in 2002, in September 30, 2013, the Company incorporated the following subsidiaries:

Entity	Net assets
Net Rio Ltda	264,666
Net Brasília Ltda,	191,618
Jacareí Cabo Ltda,	14,060

       b) Information related to subsidiaries

	09/30/2013								09/30/2012
							Effect on the controlling company’s results		Effect on the controlling company’s results
Subsidiaries:	Quotas (thousands)	Assets	Liabilities	Equity	Net sales	Net income/(loss) for the period	Three-month period ended September 30, 2013	Nine-month period ended September 30, 2013	Three-month period ended September 30, 2012	Nine-month period ended September 30, 2012
Net São Paulo Ltda (**)	49,972	2,348,677	1,702,451	646,226	2,108,071	152,626	35,761	152,626	65,449	183,124
Net Rio Ltda,(*)	-	-	-	-	1,023,415	(26,298)	(43,787)	(26,299)	9,986	24,527
Net Brasília Ltda,(*)	-	-	-	-	261,833	(29,644)	(34,637)	(29,644)	2,931	3,479
Reyc Comércio e Participações Ltda,	5,283	316,610	117,928	198,682	452,730	(2,208)	140	(2,207)	469	(3,697)
Jacareí Cabo Ltda, (*)	-	-	-	-	13,727	2,963	559	2,963
Outras	-	12,522	8,183	4,339	1,972	1,258	434	1,258	1,779	4,425
							(41,530)	98,697	80,614	211,858

(**)  subsidiary in the approval process for merger by parent company Net Serviços de Comunicação SA, with expectations of completion on October 31, 2013 (see note 26).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2012	5,630,617	178,374	28,179	25,393	67,962	2,184	33,891	9,209	5,975,809
Additions	1,565,126	10,430	132	1,596	3,416	-	13,508	5,193	1,599,401
Additions by incorporation	2,369,088	8,832	8,603	4,717	27,091	441	14,566	1,435	2,434,773
Transfers	(8,670)	-	199	64	5,032	-	-	-	(3,375)
Write-offs	(38,591)	(1,308)	(24)	(19)	-	(82)	(4)	-	(40,028)
Balances at September 30, 2013	9,517,570	196,328	37,089	31,751	103,501	2,543	61,961	15,837	9,966,580

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2012	(2,588,380)	(111,450)	(23,707)	(17,673)	(34,890)	(1,966)	(21,876)	121	(2,799,821)
Additions	(559,056)	(20,861)	(930)	(1,062)	(3,200)	(56)	(3,904)	-	(589,069)
Additions by incorporation	(1,165,286)	(7,984)	(7,766)	(2,608)	(13,249)	(400)	(8,934)	-	(1,206,227)
Transfers	1,885	-	-	-	-	-	-	-	1,885
Write-offs	37,197	1,306	24	19	-	82	4	-	38,632
Balances at September 30, 2013	(4,273,640)	(138,989)	(32,379)	(21,324)	(51,339)	(2,340)	(34,710)	121	(4,554,600)

Net balances at December 31, 2012	3,042,237	66,924	4,472	7,720	33,072	218	12,015	9,330	3,175,988
Net balances at September 30, 2013	5,243,930	57,339	4,710	10,427	52,162	203	27,251	15,958	5,411,980

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the interim financial statements

September 30, 2013

(In thousands of reais)

14. Property, plant and equipment – continued

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2012	10,533,242	207,075	45,640	35,099	114,036	2,929	64,571	9,558	11,012,150
Additions	2,571,606	10,707	358	1,948	6,391	-	18,687	6,626	2,616,323
Transfers	(20,288)	-	248	80	7,404	-	-	-	(12,556)
Write-offs	(80,855)	(1,373)	(24)	(19)	-	(82)	(4)	-	(82,357)
Balances at September 30, 2013	13,003,705	216,409	46,222	37,108	127,831	2,847	83,254	16,184	13,533,560

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2012	(5,113,264)	(137,482)	(38,771)	(23,468)	(59,544)	(2,362)	(43,008)	502	(5,417,397)
Additions	(1,021,247)	(22,109)	(1,318)	(1,532)	(5,571)	(182)	(6,720)	-	(1,058,679)
Transfers	1,949	-	-	-	-	-	-	-	1,949
Write-offs	77,627	1,372	24	19	-	82	4	-	79,128
Balances at September 30, 2013	(6,054,935)	(158,219)	(40,065)	(24,981)	(65,115)	(2,462)	(49,724)	502	(6,394,999)

Net balances at December 31, 2012	5,419,978	69,593	6,869	11,631	54,492	567	21,563	10,060	5,594,753
Net balances at September 30, 2013	6,948,770	58,190	6,157	12,127	62,716	385	33,530	16,686	7,138,561

During the nine-month period ended September 30, 2013, the Company did not identify any indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01 (R1) Impairment of assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

15. Intangible assets

	Controlling company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances on December 31, 2012	1,961,405	496,586	518,514	304,367	11,779	3,292,651
Additions	-	-	138,681	-	436	139,117
Additions by incorporation	-	-	43,018	-	3,237	46,255
Write-offs	-	-	(16)	-	-	(16)
Balances at September 30, 2013	1,961,405	496,586	700,197	304,367	15,452	3,478,007

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances on December 31, 2012	(212,062)	(59,666)	(328,704)	(291,244)	(3,391)	(895,067)
Additions	-	-	(32,610)	(5,185)	(5,135)	(42,930)
Additions by incorporation	-	-	(31,322)	-	(2,720)	(34,042)
Write-offs	-	-	16	-	-	16
Balances at September 30, 2013	(212,062)	(59,666)	(392,620)	(296,429)	(11,246)	(972,023)

Net balances on December 31, 2012	1,749,343	436,920	189,810	13,123	8,388	2,397,584
Net balances at September 30, 2013	1,749,343	436,920	307,577	7,938	4,206	2,505,984

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances on December 31, 2012	1,910,549	438,726	650,256	304,367	17,678	3,321,576
Additions	-	-	147,656	-	462	148,118
Write-offs	-	-	(16)	-	-	(16)
Balances at September 30, 2013	1,910,549	438,726	797,896	304,367	18,140	3,469,678

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances on December 31, 2012	(160,675)	(1,806)	(419,273)	(291,244)	(9,272)	(882,270)
Additions	-	-	(47,090)	(5,185)	(5,160)	(57,435)
Write-offs	-	-	16	-	-	16
Balances at September 30, 2013	(160,675)	(1,806)	(466,347)	(296,429)	(14,432)	(939,689)

Net balances on December 31, 2012	1,749,874	436,920	230,983	13,123	8,406	2,439,306
Net balances at September 30, 2013	1,749,874	436,920	331,549	7,938	3,708	2,529,989

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at the close of each fiscal year. The last assessment performed on December 31, 2012, did not result in any recognizing losses on intangible assets, even applying conservative assumptions in an adverse scenario. On September 30, 2013, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 15 of the financial statements for the year ended December 31, 2012.

16. Trade payables

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Domestic suppliers	749,584	598,320	880,228	865,287
Foreign suppliers	13,259	10,012	75,883	41,796
	762,843	608,332	956,111	907,083

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

17.  Trade payables – programming content suppliers

	Controlling company		Consolidated
Description	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Related parties
G2C Globosat Comercialização de Conteúdos S.A.	82,032	46,471	125,066	101,448
DLA, Inc (Digital Latin América LLC)	5,276	650	8,503	2,915

Third parties	101,883	81,950	102,712	85,097
	189,191	129,071	236,281	189,460

The table below shows programming and related costs incurred:

	Operating results
	Controlling company
	Three-month period ended September 30,		Nine-month period ended September 30,
Companies	2013	2012	2013	2012
Related parties
G2C Globosat Comercialização de Conteúdos S.A.	(186,512)	(158,184)	(514,486)	(440,760)
DLA, Inc (Digital Latin América, LLC).	(6,983)	(2,038)	(18,672)	(5,762)

Third parties	(88,538)	(58,751)	(252,400)	(168,005)

	(282,033)	(218,973)	(785,558)	(614,527)

	Operating results
	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
Companies	2013	2012	2013	2012
Related parties
G2C Globosat Comercialização de Conteúdos S.A.	(379,320)	(331,704)	(1,063,180)	(948,080)
DLA, Inc (Digital Latin América, LLC).	(17,609)	(5,618)	(49,036)	(16,984)

Third parties	(184,443)	(128,383)	(526,836)	(364,179)

	(581,372)	(465,705)	(1,639,052)	(1,329,243)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 17 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	09/30/2013	12/31/2012	09/30/2013			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.65%	8.65%	12,240	694	12,934	20,735	3,699	24,434
Finame PSI	R$	3.00 to 8.70%	3.94%	5.10%	80,157	177,455	257,612	23,438	76,866	100,304
					92,397	178,149	270,546	44,173	80,565	124,738
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	11,092	777,369	788,461	25,439	711,632	737,071
					11,092	777,369	788,461	25,439	711,632	737,071

Total loans and financings					103,489	955,518	1,059,007	69,612	792,197	861,809

			Debentures
			09/30/2013	12/31/2012

Commercial paper	R$	103.75% of DI	68	68	702,725	-	702,725	686,749	-	686,749

Total					806,214	955,518	1,761,732	756,361	792,197	1,548,558

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	09/30/2013	12/31/2012	09/30/2013			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.65%	8.65%	17,320	2,170	19,490	40,321	11,386	51,707
Finame PSI	R$	3.00 to 8.70%	3.94%	5.10%	119,324	269,229	388,553	58,886	191,708	250,594
					136,644	271,399	408,043	99,207	203,094	302,301
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	11,092	777,369	788,461	25,439	711,632	737,071
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	8,960	222,017	230,977	3,473	203,243	206,716
					20,052	999,386	1,019,438	28,912	914,875	943,787

Total loans and financings					156,696	1,270,785	1,427,481	128,119	1,117,969	1,246,088

			Debentures
			09/30/2013	12/31/2012

Commercial paper	R$	103.75% of DI	68	68	702,725	-	702,725	686,749	-	686,749

Total					859,421	1,270,785	2,130,206	814,868	1,117,969	1,932,837

On May 6, 2013, the Company settled the promissory notes of the first issuance in the total amount of R$703,263, being R$680,000 related to principal and R$23,263 related to interests.

In the same date, the Company issued the second trench of 68 commercial promissory notes, in a single series, with face value of R$10,000 per unit, totaling R$680,000, on the issue date, with no guarantees or suretyship and maturing in May 1, 2014.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

18. Debt – continued

The promissory notes of the second issuance are remunerated by interest rate equivalent to 103.75% of the cumulated variation of diary average rates of interbank deposits of one day payable in the maturity date. These promissory notes were publicly offered through a private placement in Brazil and proceeds obtained were used to fully repay the commercial promissory notes related to the first issuance.

a)        Costs of debt

Following shown the amortization schedule of the costs of debt, which are accounted for reducing the related amortized cost of each debt:

Year	Banco Inbursa S.A.	Commercial paper	Global Notes 2020	Total
2013	40	40	154	234
2014	168	53	616	837
2015	182	-	616	798
2016	197	-	616	813
2017	214	-	616	830
2018 – 2020	347	-	1,129	1,476
	1,148	93	3,747	4,988

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 18 of the financial statements for the year ended December 31, 2012.

19. Related parties

a)      Compensation

1-     Compensation of key management personnel

The amount of the compensation of the Company’s executive officers and board of directors, is shown below:

	Controlling company and consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Compensation	841	778	2,441	2,343
Profit participation plan	1,331	1,816	5,411	5,773
	2,172	2,594	7,852	8,116

2 - Compensation of the Fiscal Council

Additionally, the Company informs that the compensation o of the Fiscal Council for the three and nine-month periods ended September 30, 2013 was R$117 and R$351 (R$117 and R$310 for the three and nine-month periods ended September 30, 2012).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses on September 30, 2013, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties(*)		Programming receivable		Interest on equity		Advance		Total
Companies
	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Subsidiaries

Net São Paulo Ltda.	86,566	72,796	34,990	29,894	13,952	27,145	-	-	135,508	129,835
Net Rio Ltda. (*)	-	82,076	-	14,632	-	33,984	-	-	-	130,692
Net Brasília Ltda. (*)	-	20,337	-	3,836	-	14,259	-	-	-	38,432
Reyc Comércio e Participações Ltda.	38,929	14,449	-	-	-	-	-	-	38,929	14,449
Other	87	163	-	167	-	-	-	-	87	330
	125,582	189,821	34,990	48,529	13,952	75,388	-	-	174,524	313,738
Entities under the common control
Globosat Programadora Ltda	69	5	-	-	-	-	-	-	69	5
Primesys Soluções Empresariais S,A,	2,294	391	-	-	-	-	-	-	2,294	391
Editora Globo S.A.	-	-	-	-	-	-	677		677
Telmex do Brasil Ltda.	70	70	-	-	-	-	-	-	70	70
Cablena do Brasil Ltda.	-	-	-	-	-	-	-	1,097	-	1,097
	2,433	466	-	-	-	-	677	1,097	3,110	1,563

Total Assets	128,015	190,287	34,990	48,529	13,952	75,388	677	1,097	177,634	315,301

Current assets	26,361	32,576	34,990	48,529	13,952	75,388	677	-	75,980	156,493
Non-current assets	101,654	157,711	-	-	-	-	-	1,097	101,654	158,808

  (*) subsidiaries incorporated by the controlling company in September 30, 2013 (see note 13).

	Consolidated
	assets
	Accounts receivable		Advance		Total
Companies	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Globosat Programadora Ltda.	217	106	-	-	217	106
Primesys Soluções Empresariais S.A.	2,294	408	-	-	2,294	408
Telmex do Brasil Ltda.	70	70	-	-	70	70
Editora Globo S.A.	-	-	677	-	677	-
Cablena do Brasil Ltda.	-	-	-	1,097	-	1,097
Procisa do Brasil Proj Con e Inst Ltda.	-	-	2,500	-	2,500	-

Total assets	2,581	584	3,177	1,097	5,758	1,681

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

17
	Controlling company
18
	Liabilities
19
	Suppliers		Programming suppliers		Related parties		Total
Companies
	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	112,691	42,017	112,691	42,017
614 Serviços de Internet João Pessoa Ltda.
	-	-	-	-	855	-	855	-
Jacareí Cabo Ltda.(*)
	-	-	-	-	-	3,128	-	3,128
Other
	-	-	-	-	-	800	-	800

	-	-	-	-	113,546	45,945	113,546	45,945
Stockholders
Emp, Brasil, de Telecom S.A. – Embratel (**)
	99,832	103,506	-	-	288,740	71,966	388,572	175,472

	99,832	103,506	-	-	288,740	71,966	388,572	175,472
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.
	-	-	82,032	46,471	-	-	82,032	46,471
Procisa do Brasil Proj Con e Inst Ltda.
	-	1,056	-	-	-	-	-	1,056
Cablena do Brasil Ltda,
	9,758	1,463	-	-	-	-	9,758	1,463
Claro S.A.
	999	556	-	-	-	-	999	556
Primesys Soluções Empresariais S.A.
	6,138	4,559	-	-	-	-	6,138	4,559
DLA. Inc (Digital Latin América LLC).
	-	-	5,276	650	-	-	5,276	650
América Móvil S.A.B de C.V.
	-	-	-	-	1,314,881	-	1,314,881	-
Other
	246	346	-	-		-	246	346

	17,141	7,980	87,308	47,121	1,314,881	-	1,419,330	55,101

Total Liabilities	116,973	111,486	87,308	47,121	1,717,167	117,911	1,921,448	276,518

Current liabilities	116,973	111,486	87,308	47,121	1,526,313	113,982	1,730,594	272,589
Non-current liabilities	-	-	-	-	190,854	3,929	190,854	3,929

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Stockholders
Emp. Brasil de Telecom S.A. – Embratel (**)
131,192
		169,312
-
				-
-
						-
370,073
								120,557
501,265
										289,869
	131,192	169,312	-	-
-
						-
370,073
								120,557
501,265
										289,869
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	125,066	101,448
-
						-

-
								-

125,066
										101,448
Banco Inbursa S.A. (not including debt costs)	-	-	-	-

232,125
						207,979

-
								-

232,125
										207,979
Cablena do Brasil Ltda.	10,039	1,579	-	-
-
						-
-
								-
10,039
										1,579
América Móvil, S.A.B de C.V.	-	-	-	-
-
						-
1,821,981
								686,585
1,821,981
										686,585
Procisa do Brasil Proj. Cost. e Inst, Ltda.	102	3,195	-	-
-
						-
-
								-
102
										3,195
DLA, Inc (Digital Latin América LLC)
	-	-	8,503	2,915
-
						-
-
								-
8,503
										2,915
Primesys Soluções Empresariais S.A.	6,313	4,787	-	-
-
						-
-
								-
6,313
										4,787
Other	1,501	1,009	-	-
-
						-
-
								-
1,501
										1,009
	17,955	10,570	133,569	104,363
232,125
						207,979
1,821,981
								686,585
2,205,630
										1,009,497

Total liabilities	149,147	179,882	133,569	104,363
232,125
						207,979
2,192,054
								807,142
2,706,895
										1,299,366

Current liabilities	149,147	179,882	133,569	104,363
9,125
						3,629
1,512,054
								127,142
1,803,895
										415,016
Non-current liabilities	-	-	-	-
223,000
						204,350
680,000
								680,000
903,000
										884,350

(**) Balances are substantially related to transfer of Net Fone and contracting of Internet link.
The increase in the period is due, in part, by an increase in volume of business between the parties.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

Intercompanies loans with América Móvil:

On March 26, 2013, the Company entered with its indirect parent company, América Móvil, S.A.B C.V. into two intercompanies loans through its controlling company and its subsidiary Net Rio Ltda., totaling R$540,000, maturing in March 25, 2014, may be extended for consecutive periods of one year. The interest rate is equivalent to 104% of the CDI payable together with the principal.

On June 26, 2013, the Company entered into another mutual agreement with its ultimate indirect parent company, América Móvil, totaling R$150,000, maturing on June 23, 2014, and renewable for additional consecutive periods of one year. The interest rate is equivalent to 104% of the CDI, payable along with the principal amount on the maturity date.

On July 12, 2013, the Company entered with its indirect parent company, América Móvil, S.A.B C.V. into two intercompanies loans through its controlling company and its subsidiary Net Brasilia Ltda., totaling US$90,000, maturing in July 9, 2014. The interest rate is equivalent to Libor plus a spread of 1.2%, payable in the end of the contracts together with the principal.

On September 13, 2013, the Company celebrated yet an additional mutual agreement with its ultimate indirect parent company, América Móvil, totaling R$200,000, maturing on September 10, 2014, and renewable for additional consecutive periods of one year. The interest rate is equivalent to 9.10% per year, payable along with the principal amount on the maturity date.

The Company used proceeds from those loans to settle other loans agreements and increase equity of some subsidiaries as described in note 13 and the remainder being applied, substantially, in purchases of fixed assets.

Combo Multi:

In September 2013, the Company launched the Multi Combo, which adds mobile telephony, in partnership with Claro S.A., to its portfolio of telecommunications services. With this, the Company starts offering integrated video, broadband, fixed and mobile telephony ("quadruple play").

The contract between the Company and the Claro has as main objective The joint action of to provide Personal Mobile Service (PMS), for which the Claro is authorized by Anatel. The results of this partnership will be divided between the two parties.

In the quarter ended in September 30, 2013, the effects on the results of the Company arising from the mobile services are immaterial.

NET SERVIÃ‡OS DE COMUNICAÃ‡ÃƒO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

The continuity schedule of prepaid rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2012	118,785	107,017	97,460	87,803	18,412	27,554	115,872	115,357
Additions	-	-	-	-	-	183	-	183
Additions by incorpartion	14,981	2,460	21,229	3,534	4,498	2,007	25,727	5,541
Write-offs	(89,291)	-	(73,267)	-	(14,963)	-	(88,230)	-
Transfers	87,706	(87,706)	71,817	(71,817)	14,433	(14,433)	86,250	(86,250)
Balance at 09/30/2013	132,181	21,771	117,239	19,520	22,380	15,311	139,619	34,831

	Consolidated
	Assets		Liabilities
	Prepaid use rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2012	167,004	150,459	171,703	154,692	31,169	48,223	202,872	202,915
Additions	-	-	-	-	-	615	-	615
Write-offs	(125,548)	-	(129,060)	-	(26,246)	-	(155,306)	-
Transfers	123,319	(123,319)	126,766	(126,766)	24,576	(24,576)	151,342	(151,342)
Balance at 09/30/2013	164,775	27,140	169,409	27,926	29,499	24,262	198,908	52,188

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating results / finance

	Three-month period ended September 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Subsidiaries

Net São Paulo Ltda.	70,561	53,980	626	(1,169)	-	-	-	-	-	-	-	-	71,187	52,811
Net Rio Ltda.(*)	34,081	25,297	1,015	427	-	-	-	-	-	-	-	-	35,096	25,724
Net Brasília Ltda. (*)	8,729	6,896	(53)	(78)	-	-	-	-	-	-	-	-	8,676	6,818
Reyc Comércio e Participações Ltda.	-	-	1,224	840	-	-	-	-	-	-	-	-	1,224	840
Other	457	344	(119)	(159)	-	-	-	-	-	-	-	-	338	185

	113,828	86,517	2,693	(139)	-	-	-	-	-	-	-	-	116,521	86,378
Stockholders

Emp. Brasil. de Telecom. S.A. – Embratel (***)	-	-	(3,701)	(246)	(128,759)	(128,292)	87,881	92,034	-	-	-	-	(44,579)	(36,504)
	-	-	(3,701)	(246)	(128,759)	(128,292)	87,881	92,034	-	-	-	-	(44,579)	(36,504)
Entities under the common control
Banco Inbursa S.A. (not including debt costs)	-	-	-	(5,527)	-	-	-	-	-	-	-	-	-	(5,527)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(186,512)	(158,184)	(286)	(337)	(186,798)	(158,521)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	-	(788)	-	(788)
Primesys Soluções Empresariais S.A.	-	-	-	-	(5,666)	(5,438)	6,261	657	-	-	-	-	595	(4,781)
Telmex do Brasil Ltda.	-	-	-	-	-	-	21	28	-	-	-	-	21	28
Claro S.A.	-	-	-	-	(1,777)	(1,820)	-	-	-	-	-	-	(1,777)	(1,820)
América Móvil. S.A.B de C.V.	-	-	(8,781)	-	-	-	-	-	-	-	-	-	(8,781)	-
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-	-	-	(6,983)	(2,038)	-	-	(6,983)	(2,038)
Other	-	-	-	-	(1,238)	(131)	68	32	-	-	(373)	-	(1,543)	(99)

	-	-	(8,781)	(5,527)	(8,681)	(7,389)	6,350	717	(193,495)	(160,222)	(659)	(1,125)	(205,266)	(173,546)

	113,828	86,517	(9,789)	(5,912)	(137,440)	(135,681)	94,231	92,751	(193,495)	(160,222)	(659)	(1,125)	(133,324)	(123,672)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)         Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating results / financial

	Nine-month period ended September 30

	Services revenue and transfer of administrative expenses		Rental revenues/ Telecommunications		Telecommunications expenses and amortization		Finance		Programming		Commissions / programming guide		Total
Companies
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Subsidiaries

Net São Paulo Ltda.	210,134	161,299	1,124	(1,758)	-	-	-	-	-	-	-	-	211,258	159,541
Net Rio Ltda.(*)	100,518	76,193	1,843	2,621	-	-	-	-	-	-	-	-	102,361	78,814
Net Brasília Ltda.(*)	25,940	20,754	639	2,567	-	-	-	-	-	-	-	-	26,579	23,321
Reyc Comércio e Participações Ltda.	-	-	3,310	4,699	-	-	-	-	-	-	-	-	3,310	4,699
Other	1,373	1,057	(399)	(418)	-	-	-	-	-	-	-	-	974	639

	337,965	259,303	6,517	7,711	-	-	-	-	-	-	-	-	344,482	267,014
Stockholders

Emp, Brasil, de Telecom S.A. – Embratel (***)	-	-	(3,897)	(966)	(430,853)	(349,888)	300,445	270,765	-	-	-	-	(134,305)	(80,089)
	-	-	(3,897)	(966)	(430,853)	(349,888)	300,445	270,765	-	-	-	-	(134,305)	(80,089)
Entities under common control
Banco Inbursa S.A. (not including debt costs)	-	-	-	(28,728)	-	-	-	-	-	-	-	-	-	(28,728)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(514,486)	(440,760)	(832)	(803)	(515,318)	(441,563)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	-	(2,347)	-	(2,347)
Primesys Soluções Empresariais S.A.	-	-	-	-	(16,665)	(14,469)	12,950	1,381	-	-	-	-	(3,715)	(13,088)
Telmex do Brasil Ltda.	-	-	-	-	-	-	62	99	-	-	-	-	62	99
Claro S.A.	-	-	-	-	(5,289)	(5,818)	-	-	-	-	-	-	(5,289)	(5,818)
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-	-	-	(18,672)	(5,762)	-	-	(18,672)	(5,762)
América Móvil. S.A.B de C.V.	-	-	(14,425)	-	-	-	-	-	-	-	-	-	(14,425)	-
Other	-	-	-	-	(3,738)	(296)	161	91	-	-	(1,723)	-	(5,300)	(205)

	-	-	(14,425)	(28,728)	(25,692)	(20,583)	13,173	1,571	(533,158)	(446,522)	(2,555)	(3,150)	(562,657)	(497,412)

	337,965	259,303	(11,805)	(21,983)	(456,545)	(370,471)	313,618	272,336	(533,158)	(446,522)	(2,555)	(3,150)	(352,480)	(310,487)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial
	Three-month period ended September 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel (***)

	162,434	179,603	(9,390)	(3,854)	(206,364)	(206,987)	-	-	-	-	(53,320)	(31,238)
	162,434	179,603	(9,390)	(3,854)	(206,364)	(206,987)	-	-	-	-	(53,320)	(31,238)
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A	-	-	-	-	-	-	(379,320)	(331,704)	(509)	(484)	(379,829)	(332,188)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(597)	(1,564)	(597)	(1,564)
Banco Inbursa S.A. (not including debt costs)	-	-	(6,744)	(11,194)	-	-	-	-	-	-	(6,744)	(11,194)
América Móvil. S.A.B de C.V.	-	-	(30,359)	(15,120)	-	-	-	-	-	-	(30,359)	(15,120)
Telmex do Brasil Ltda.	21	28	-	-	-	-	-	-	-	-	21	28
Claro S.A.	-	-	-	-	(2,802)	(2,918)	-	-	-	-	(2,802)	(2,918)
Primesys Soluções Empresariais S.A.	6,347	699	-	-	(6,155)	(5,905)	-	-	-	-	192	(5,206)
Procisa do Brasil Proj. Cost. e Inst. Ltda	-	-	-	-	(5,279)	(2,655)	-	-	-	-	(5,279)	(2,655)
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-	(17,609)	(5,618)	-	-	(17,609)	(5,618)
Other	325	417	-	-	-	(186)	-	-	(1)	-	324	231
	6,693	1,144	(37,103)	(26,314)	(14,236)	(11,664)	(396,929)	(337,322)	(1,107)	(2,048)	(442,682)	(376,204)
	169,127	180,747	(46,493)	(30,168)	(220,600)	(218,651)	(396,929)	(337,322)	(1,107)	(2,048)	(496,002)	(407,442)

	Consolidated
	Operating results / financial
	Nine-month period ended September 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel (***)

	573,083	516,427	(17,016)	(11,665)	(696,285)	(544,973)	-	-	-	-	(140,218)	(40,211)
	573,083	516,427	(17,016)	(11,665)	(696,285)	(544,973)	-	-	-	-	(140,218)	(40,211)
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A	-	-	-	-	-	-	(1,063,180)	(948,080)	(1,476)	(1,410)	(1,064,656)	(949,490)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(2,729)	(4,807)	(2,729)	(4,807)
Banco Inbursa S.A. (not including debt costs)	-	-	(33,307)	(57,629)	-	-	-	-	-	-	(33,307)	(57,629)
América Móvil. S.A.B de C.V.	-	-	(67,781)	(23,374)	-	-	-	-	-	-	(67,781)	(23,374)
Telmex do Brasil Ltda.	62	99	-	-	-	-	-	-	-	-	62	99
Claro S.A.	-	-	-	-	(8,346)	(9,509)	-	-	-	-	(8,346)	(9,509)
Primesys Soluções Empresariais S.A.	13,177	1,440	-	-	(18,052)	(15,919)	-	-	-	-	(4,875)	(14,479)
Procisa do Brasil Proj. Cost. e Inst. Ltda	-	-	-	-	(15,000)	(8,556)	-	-	-	-	(15,000)	(8,556)
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-	(49,036)	(16,984)	-	-	(49,036)	(16,984)
Other	842	1,136	-	-	(20)	(394)	-	-	(1)	(1)	821	741
	14,081	2,675	(101,088)	(81,003)	(41,418)	(34,378)	(1,112,216)	(965,064)	(4,206)	(6,218)	(1,244,847)	(1,083,988)
	587,164	519,102	(118,104)	(92,668)	(737,703)	(579,351)	(1,112,216)	(965,064)	(4,206)	(6,218)	(1,385,065)	(1,124,199)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

During the nine months ended September 30, 2013, in accordance with the provisions of Law No. 9,249/95, the subsidiaries recognized interest on equity in favor of the Company, based on Interest Rate (TJLP) in the amount of R$35,241 (R$59,071 at December 31, 2012). As required by law, such interest on equity were recorded in financial expenses, with deduction of 15% of income tax at source, in the amount of R$11,982 (R$8,861 at December 31, 2012). In the financial statements of the subsidiaries, such interests were eliminated from financial expenses for the period and deducted from retained earnings in contrast to current liabilities. In the Company's financial statements, such interest were eliminated from the financial income of the period and deducted from the investment in contrast with current assets.

In relation to the other transactions with related parties, other than those arising in the course of the year 2013, described above, were no significant changes in relation to the disclosures in note 19 of the financial statements of December 31, 2012.

20. Commitments and provisions

I)      Commitments

The Company has several firm agreements with suppliers as follows:

	Rental of poles	Rental of ducts	Rental of offices	Equipments	Total
2013 (3 months)	40,729	2,759	10,710	51,998	106,196
2014	158,011	11,030	41,908	-	210,949
2015	165,448	11,549	43,880	-	220,877
2016	173,028	12,078	45,890	-	230,996
2017	180,954	12,631	47,992	-	241,577
2018 to 2022	1,035,915	72,310	274,741	-	1,382,966
Total	1,754,085	122,357	465,121	51,998	2,393,561

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

20. Commitments and provisions – continued

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis and prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2012	38,814	41,312	146,996	227,122
Additions	24,226	8,992	1,615	34,833
Additions by incorpartion	12,215	5,653	44,466	62,334
Inflation adjustments	573	4,226	5,320	10,119
Amounts used	(9,165)	(6,242)	(903)	(16,310)
Unused amounts reversed	(2,127)	(2,696)	(979)	(5,802)
Balances at September 30, 2013	64,536	51,245	196,515	312,296

	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2012	64,609	73,658	237,486	375,753
Additions	42,953	13,950	3,471	60,374
Inflation adjustments	575	9,254	9,901	19,730
Amounts used	(14,943)	(10,256)	(903)	(26,102)
Unused amounts reversed	(2,330)	(3,106)	(979)	(6,415)
Balances at September 30, 2013	90,864	83,500	248,976	423,340

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in note 20 of the financial statements for the year ended December 31, 2012.

21. Equity

Share capital

On September 30, 2013, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

21. Equity – continued

Special goodwill reserve

As mentioned in note 12, on August 30, 2013, the Company recorded a special goodwill reserve in regard to the downstream merger of GB in the amount of R$975,023. Subject to the preemptive rights of noncontrolling interest, the portion of the special goodwill reserve on the tax benefit realized may be capitalized in favor of the shareholders Embrapar and Embratel.

On September 30, 2013, the Company transferred R$24,727 of the special goodwill reserve to accumulated losses on the tax benefit of unused Globotel Participações S.A. due to the merger of the subsidiaries Net Rio Ltda. and Net Brasilia Ltda.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 21 of the financial statements for the year ended December 31, 2012.

22. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Net Rio Ltda.	-	-	-	267,311
Net Serviços de Comunicação S.A.	359,468	73,008	359,468	73,008
Reyc Comércio e Participações Ltda.	-	-	13,749	12,948
Net Brasília Ltda.	-	-	-	7,557
Net São Paulo Ltda.	-	-	8,747	4,833
	359,468	73,008	381,964	365,657

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

23. Earnings per share

	Controlling company and consolidated
	Three-month period ended September 30,		Nine month period ended September 30,
	2013	2012	2013	2012
Numerator
Net income for the period	R$ 45,474	R$ 108,018	R$ 202,336	R$ 252,183

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916	228,503,916	228,503,916
10% - Preferred shares	1,10	1,10	1,10	1,10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308	251,354,308	251,354,308
Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,813,993	365,813,993

Basic and diluted earnings per common share (in reais)	R$ 0.12	R$ 0.30	R$ 0.55	R$ 0.69
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share(in reais)	R$ 0.14	R$ 0.32	R$ 0.61	R$ 0.76

24. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

24. Financial instruments – continued

b)      Fair value

Fair values of the main financial liabilities were calculated considering the estimated costs to settle the liabilities on September 30, 2013, which includes penalties for early settlement.

Fair values and carrying amounts of the main financial liabilities are shown below:

	Controlling company
	09/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair Value
Global Notes 2020	788,461	848,657	737,071	843,959
Finame	270,546	270,546	124,738	124,738
América Móvil S.A.B de C.V.	1,314,881	1,314,881	-	-
Commercial papers	702,725	702,725	686,749	686,749
	3,076,613	3,136,809	1,548,558	1,655,446

	Consolidated
	09/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair Value
Global Notes 2020	788,461	848,657	737,071	843,959
Banco Inbursa S.A.	230,977	232,716	206,716	208,518
América Móvil S.A.B de CV.	1,821,981	1,821,981	686,585	686,585
Finame	408,043	408,043	302,301	302,301
Commercial papers	702,725	702,725	686,749	686,749
	3,952,187	4,014,122	2,619,422	2,728,112

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

 24. Financial instruments – continued

c) Risks impacting on the Company’s business – continued

Foreign exchange rate risk – continued

The Company’s foreign currency exposure on September 30, 2013 is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	11,092	20,052
Suppliers of equipment and others	13,259	75,883
Programming suppliers	3,561	3,561
América Móvil S.A.B de C.V.	201,545	201,545
	229,457	301,041
Non-current:
Loans payable, net of costs of debts	777,369	999,386

Exposure liability	1,006,826	1,300,427

During the three and nine -month periods ended September 30, 2013, the Company recognized a profit on derivatives of R$ 208 and R$ 746, respectively (R$ 157 and R$619 of during the three and nine -month periods ended September 30, 2012), which was recorded finance income.

On September 30, 2013, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of September 30, 2013 is as follows:

	Controlling company	Consolidated
Finame	270,546	408,043
Commercial paper	702,725	702,725
América Móvil S.A.B de C.V.	1,113,336	1,620,436
Liability exposure	2,086,607	2,731,204

(-) Financial investments denominated in reais	55,204	55,204
Net exposure	2,031,403	2,676,000

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

24. Financial instruments – continued

c) Risks impacting on the Company’s business – continued

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda. performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of September 30, 2013.

Controlling company
Maturity	Finame	Global Notes 2020	Commercial Paper	América Móvil, S.A.B de C.V.	Total

2013	22,934	-	-	9,535	32,469
2014	102,034	66,889	748,010	1,207,285	2,124,218
2015	91,404	66,889	-	21,939	180,232
2016	56,081	66,889	-	23,082	146,052
2017	15,685	66,889	-	201,672	284,246
2018-2020	397	947,722	-	-	948,119
Total	288,535	1,215,278	748,010	1,463,513	3,715,336

Consolidated
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Commercial Paper	América Móvil. S.A.B de C.V.	Total

2013	34,067	-	10,325	-	34,124	78,516
2014	151,577	66,889	20,650	748,010	1,259,995	2,247,121
2015	136,910	66,889	20,650	-	78,519	302,968
2016	87,440	66,889	20,650	-	82,608	257,587
2017	25,035	66,889	94,983	-	721,774	908,681
2018-2020	797	947,722	169,316	-	-	1,117,835
Total	435,826	1,215,278	336,574	748,010	2,177,020	4,912,708

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

24. Financial instruments – continued

c) Risks impacting on the Company’s business – continued

Liquidity risk – continued

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at September 30, 2013 (R$2.2300/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The Finame loans contracts was estimated based on the long-term interest rate (TJLP) of 5.0% + 3.15% per year and the Finame PSI loans in fixed rates between 3.0% to 8.70% per year, calculated for the whole period of the contracts.

The payments of interests of the debts denominated in American dollars includes the collection of tax at source in accordance with current tax legislation.

25. Insurance

The Company has a policy of contracting insurance coverage for assets subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations.

In August 2013, the Company renewed its policies and the total coverage by insurance line is as follows:

Insurance line

	Main coverage	Maximum coverage p.a.
Multi-risk property insurance	Fire, lightening, explosion, windstorm, electrical damage, theft, valuables inside the establishment, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	307,500
Responsibilities	Civil, operations – commercial/industrial establishments, service provided at the third party establishments of third parties, employer, contingent risks, civil constructions works, crossed civil liability, pain and suffering damages and parking lot valets	2,250
Civil responsibility of the officers and managing officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties due to errors or omissions incurred in management acts with worldwide coverage.	25,000

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2013

(In thousands of reais)

26. Subsequent events

Merger of subsidiary

On October 15, 2013, the Company called an Extraordinary General Meeting to approve the merger of the subsidiaries  Net São Paulo Ltda., 614 Serviços de Internet Maceió Ltda., 614 Serviços de Internet João Pessoa Ltda. and 614 TVH Vale Ltda. on October 31, 2013.

Unified offer to purchase shares of the Company

On October 15, 2013, the Company’s management voted in favor of acceptance of the Unified Public Offering for the acquisition of common and preferred shares issued by the Company, including the shares underlying the American Depositary Shares ("ADS") and shares traded on LATIBEX, to be launched by its controlling shareholders, Embrapar and Embratel (together, the "Offerors"), for transfer of control and discontinuity, by NET, of the differentiated corporate governance practices of Level 2 ("IPO" or "Offering" .)

The Notice of the IPO released by the Bidders in October 17, 2013, establishes the acquisition price of R$29.02 ("Purchase Price"), corresponding to the price per share of the Company of R$26.64, as disclosed by Embrapar by Material Fact on June 7, 2012 (the “Base Purchase Price"), adjusted by the variation in the Interbank Deposit Certificate rate ("CDI") between June 8, 2012 and August 19, 2013. The Purchase Price to be paid for each share shall be adjusted by the CDI between August 19, 2013 and the date of the auction, which will take place on November 27, 2013, in the trading system of the Bovespa Segment of the BM&FBOVESPA.

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 3Q13

Results

Net Revenue increased 21.8%, totaling R$2,471,408  thousand in the 3Q13  compared to R$2,029,153 thousand in the 3Q12, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totaled R$677,396 thousand in the 3Q13 compared to R$558,828 thousand in the 3Q12, therefore an increase of 21.2%.

The Company recorded in the 3Q13  Net Income of R$45,474 thousand.

The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

Business Development

In September 2013, the Company launched the Combo Multi, a complete and convergent telecommunications services, including cable TV in high definition, broadband, fixed telephony and mobile telephony. The plans have attractive prices and bring numerous benefits to customers, especially the offering of unlimited calls of Net Fone to fixed lines of any other operator, between Claro's mobile terminals as well as between NET Fone and Claro's mobiles.

Corporate Restructuring

On August 30, 2013, the Company merged GB Empreendimentos e Participações S.A. ("GB"), a company formerly controlled by Embrapar and until then, the parent company of the Company, in order to simplify the organizational structure of its investments, leverage synergies, reduce operating costs and other benefits.

Considering that the equity of GB consisted exclusively of investment in the Company, the merger of GB by the Company did not result in a capital increase. Consequently the participation that Embrapar and its subsidiary Embratel held indirectly in the Company through the GB, now is directly held, simplifying the structure of the corporate group.

As the result of the merger, has been recorded in the Company’s equity, a special goodwill reserve of R$975,023 thousand, representing a tax credit to be used in the coming years.

Unified offer to purchase shares of the Company

On October 15, 2013, the Management of the Company voted in favor of acceptance of the Unified Public Offering for the acquisition of common and preferred shares issued by the Company, including the shares underlying the American Depositary Shares ("ADS") and shares traded on LATIBEX, to be launched by its controlling shareholders, Embrapar and Embratel (together, the "Offerors"), for transfer of control and discontinuity, by NET, of the differentiated corporate governance practices of Level 2 ("IPO" or "Offering").

The Notice of the IPO released by the Bidders in October 17, 2013, establishes the acquisition price of R$29.02 ("Purchase Price"), corresponding to the price per share of the Company of R$26.64, as disclosed by Embrapar by Material Fact on June 7, 2012 (the “Base Purchase Price"), adjusted by the variation in the Interbank Deposit Certificate rate ("CDI") between June 8, 2012 and August 19, 2013. The Purchase Price to be paid for each share shall be adjusted by the CDI between August 19, 2013 and the date of the auction, which will take place on November 27, 2013, in the trading system of the Bovespa Segment of the BM&FBOVESPA.

Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIREnº 35.300.177.240 Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -SãoPaulo-SP

Fiscal Council Report

Considering the material submitted, previous analyzes and additional information provided by the auditors, the members recommended the Company's financial statements for the period ended September 30, 2013, prepared by management in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil, to the Board for approval, which will be formalized in a specific document.

São Paulo, October 21, 2013.

Martin Roberto Glogowsky

Edison Giraldo

João Adamo Junior

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the period ended September 30, 2013.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the period ended September 30, 2013, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Capital budget proposal

Not applicable to the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.